                             June 2, 2010

BY EDGAR

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N .E.
Washington, D.C. 20549

RE:	HUGHES Telematics, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 16, 2010
File No. 001-33860

Dear Mr. Spirgel:

Reference is made to your letter dated May 11, 2010.

In accordance with the instructions provided by the staff of the U.S. Securities and Exchange Commission, HUGHES Telematics, Inc. acknowledges receipt of the letter and anticipates it will submit a response no later than June 15, 2010.

Please contact the undersigned at (914) 305-4941 should you have any questions.

Best regards,

/s/ Robert C. Lewis

Robert C. Lewis
General Counsel and Secretary

cc:	via email to:
Gregory A. Fernicola
(Skadden, Arps, Slate, Meagher & Flom LLP)